November 6, 2024

Mr. Patrick Kuhn

Mr. Joel Parker

Mr. Brian Fetterolf

Mr. Dietrich King

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	POMDOCTOR LIMITED (CIK No. 0001877971)

Confidential Submission of the Revised Draft Registration Statement on Form F-1

Dear Mr. Kuhn, Mr. Parker, Mr. Fetterolf, Mr. King:

On behalf of our client, POMDOCTOR LIMITED, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting a further revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibit via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review in accordance with the procedures of the Commission.

The Company has updated the Revised Draft Registration Statement to include: (i) its unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2024 and comparable financial information for the same period in 2023, and (ii) other information and data reflecting recent developments.

If you have any questions regarding the Revised Draft Registration Statement, please contact Steve Lin at steve.lin@hankunlaw.com, +86 10 8524 5826 (work) or +86 186 1049 5593 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Steve Lin
Steve Lin

c.c.	Zhenyang Shi, Chief Executive Officer, POMDOCTOR LIMITED

Li Xu, Financial Manager, POMDOCTOR LIMITED

Steve Lin, Esq., Partner, Han Kun Law Offices LLP

Dinglei Xiao, Partner, Marcum Asia CPAs LLP

Fang Liu, Esq., Partner, VCL Law LLP